Exhibit 17.1

August 4, 2023

Attn: Richard Wagner, Ph.D., Chairman
Eterna Therapeutics Inc.
1035 Cambridge St Ste 18A
Cambridge MA 02141

RE: Resignation as President and CEO and as a Director of Eterna Therapeutics

The Board of Directors of Eterna Therapeutics Inc.:

I am writing to provide notice of my resignation as President and CEO and as a Director of Eterna Therapeutics Inc. and its subsidiaries (collectively, the “Company”), effective today, August 4, 2023 at 5:30:00 p.m. Eastern Time. The reason for my resignation is my disagreement with the Company’s Board of Directors (the “Board”) regarding its action taken today to “segregate [the Company’s CEO] from the process of negotiating or influencing, on behalf of the Company […] the outreach, evaluation, development and preliminary negotiations of all potential business development opportunities,” and to establish a Transaction Committee consisting of three independent members of the Board (and thus the majority of the Directors of the Company) and having as its purpose to “directly conduct: […] the outreach, evaluation, development and preliminary negotiations of all potential business development activities,” which Transaction Committee has “primary responsibility and authority for interfacing, on behalf of the Company, with the counterparties involved in the above matters […]”. The Board, through the Transaction Committee (which shares all of its members with the Audit Committee) has thus assumed primary responsibility for negotiating key material agreements on behalf of the Company, and as a result, the Board and its Audit Committee are no longer independent.

It has been a pleasure to serve the Company and I wish the Company and the Board all continued success. I expressly reserve all rights and claims, including, but not limited to, any and all claims related to unpaid wages.

Sincerely,

Matt Angel, Ph.D.